

December 19, 2014

Via E-mail
Ms. Katherine C. Harper
Senior Vice President and Chief Financial Officer
Tronox Limited
263 Tresser Boulevard, Suite 1100
Stamford, CT 06901

> **Re:    Tronox Limited**
> **Form 10-K**
> **Filed February 27, 2014**
> **File No. 1-35573**

Dear Ms. Harper:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Management's Discussion and Analysis, page 35

1.  We note from the tax rate reconciliation provided on page 65 that withholding taxes, valuation allowances and tax rate differences had a (59)%, (259)% and 191% impact, respectively, on the effective tax rate for 2013, compared with only a 2%, (1)% and (6)% impact, respectively, for 2012. You state on page 38 only that "The negative effective tax rate for 2013 differs from the Australian statutory rate of 30% primarily due to withholding tax accruals, valuation allowances in various jurisdictions, and income in foreign jurisdictions taxed at rates different than 30%." Given the net effect of these items substantially contributed to the tax benefit of $29 million which in turn improved your 2013 net loss, please revise future filings in MD&A or in the tax footnote to significantly expand your explanation of the underlying factors causing such large

individual impacts on the effective tax rate. Please refer to ASC 740-10-50-12. Regarding your valuation allowances, a discussion by specific jurisdiction/geography and a thorough analysis of the quantitative and qualitative information of the material positive and negative factors that you considered when arriving at your conclusion about the realizability of your deferred tax assets appears warranted under these circumstances. We note the improved specificity provided in the tax footnote in your September 30, 2014 Form 10-Q in this regard. Please refer to ASC 740-10-30-16 through 30-25 for guidance. Regarding tax rate differences, if a disproportionate amount of your profit is attributable to countries with a low tax rate, please quantify such amounts and identify those countries and their respective tax rates. Please show us what your intended disclosures will look like in your response.

Definitive Proxy Statement on Schedule 14A filed April 7, 2014

Annual Incentive Plan, page 27

2.  We note your statement that the specific targets for overall EBITDA and non-financial metrics, if disclosed, could cause meaningful competitive harm.  Please tell us supplementally why you believe that disclosure of these targets, which applied to a fiscal year that had already concluded at the time these disclosures were made, would be likely to cause significant competitive harm, using the same standard that would apply if you were to request confidential treatment of confidential trade secrets or commercial or financial information under Securities Act Rule 406 or Exchange Act Rule 24b-2. Alternatively, please confirm that you will include these targets in future filings.  We may have additional comments upon review of your response.

Certain Relationships and Related Transactions, page 48

3.  In future filings, please provide the disclosure required by Item 404(b) of Regulation S-K with respect to your policies and procedures for the review, approval, or ratification of your related party transactions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.  Please contact Kamyar Daneshvar at (202) 551-3787, or Pam Long, Assistant Director, at (202) 551-3765, with any other questions

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief